Exhibit 99.1

PainReform Provides Year-End Business Update and Reports Progress Towards
Commencing Phase 3 Trial of PRF-110 for Non-Opiate Post-Operative Pain Relief

HERZLIYA, Israel – March 18, 2021 – PainReform Ltd. (Nasdaq: PRFX) (“PainReform” or the “Company”), a clinical stage specialty pharmaceutical company focused on the reformulation of established therapeutics, today provided a year-end business update.  The Company also reported it has filed its annual report on Form 20-F.

Significant events and achievements during the fourth quarter 2020 and subsequent period:

•	Preparation for the first Phase 3 clinical trial, for patients undergoing bunionectomy surgery, is expected to begin by mid-2021
•	Announced the engagement of Lotus Clinical Research as the Company’s clinical research organization to conduct the Phase 3 clinical trials under the leadership of Dr. Neil Singla
•	Announced the appointment of Rita Keynan as Vice President of Pharmaceutical Operations
•	Signed a manufacturing services and quality agreement with a subcontractor for GMP manufacturing of clinical trial batches of PRF-110
•	Continued to build the patent estate, which now includes fourteen issued patents around the world, the earliest of which do not expire until 2033
•	Announced a $6 million private placement, expected to provide funding into Q2 2022

Ilan Hadar, Chief Executive Officer of PainReform, commented, “We are making rapid progress towards commencing our Phase 3 clinical trials of PRF-110.  Our first planned trial is for bunionectomy surgery. On the heels of the bunionectomy trial, we plan to commence our second Phase 3 trial for the treatment of hernia. In addition, we recently announced the appointment of Lotus Clinical Research as our clinical research organization to conduct the two clinical trials under the leadership of Dr. Neil Singla, one of the preeminent experts in analgesic protocol design. We also recently announced the appointment of Rita Keynan as Vice President of Pharmaceutical Operations, who brings over 25 years of experience in the pharmaceutical industry and will be an important addition to the team as we prepare to commence our Phase 3 pivotal trials for PRF-110. Most recently, we signed a manufacturing services and quality agreement with a subcontractor for manufacturing of regarding GMP manufacturing clinical trial batches of PRF-110.”

Mr. Hadar concluded, “I am excited about the outlook for 2021 and look forward to a number of key upcoming catalysts that we believe will further enhance shareholders’ value, including the start of enrolment and dosing of the first patients.  Given that we were granted 505(b)(2) pathway by the FDA, I expect this to be a rapid and cost efficient trial.  With the completion of our recent private placement, we now have a cash runway of more than 12 months, which we expect will take us through a number of important key milestones, including completion of our first Phase 3 trial and reporting its top-line data.”

Financial Results for the Year Ended December 31, 2020

Research and development expenses for the year ended December 31, 2020 were $354,000 an increase of $218,000, or 160% higher, compared to $136,000 for the prior year. The increase resulted primarily due to the preparations associated with the Company's planned Phase 3 trials.

General and administrative expenses for the year ended December 31, 2020 were $1.3 million, an increase of $764,000, or 138% compared to $553,000 for the prior year. The increase is primarily a result of the increase in professional services expenses, public company D&O insurance premiums and increase in payroll expenses related to the hiring, post IPO of additional management.

Operating loss for the year ended December 31, 2020 amounted to $1.7 million, compared to $689,000 for the year ended December 31, 2019.

Net financial expenses amounted to $2.2 million for the year ended December 31, 2020, compared to $590,000 for the year ended December 31, 2019. The increase is primarily due to the increase in interest expense, amortization of the discount on convertible notes and increase in expenses related to the change in the fair value of derivative warrant liability.

The Company's net loss for the year ended December 31, 2020 amounted was $4.1 million, compared to $1.3 million for the prior year.

The Company had $15.7 million in cash and cash equivalents as of December 31, 2020. In addition, on March 11, 2021, the Company closed a $6.0 million private placement, before placement agent fees and expenses.  The Company believes that its cash and cash equivalents as of December 31, 2020, plus the net proceeds from the private placement will fund operating expenses and capital expenditure requirements into the second quarter of 2022.

Net cash used in operating activities for the year ended December 31, 2020 was $2.6 million, compared to $609,000 for the year before.

Net cash provided by financing activities for the year ended December 31, 2020 was $17.3 million, compared to $1.5 million for the prior year. The cash flows in 2020 primarily reflect net proceeds received from the Company's IPO on the Nasdaq Capital Market. The cash flows in 2019 primarily reflect the net proceeds from issuance of convertible notes.

About PainReform

PainReform is a clinical-stage specialty pharmaceutical company focused on the reformulation of established therapeutics. PRF-110, the Company’s lead product, is based on the local anesthetic ropivacaine, targeting the post-operative pain relief market. PRF-110 is an oil-based, viscous, clear solution that is deposited directly into the surgical wound bed prior to closure to provide localized and extended post-operative analgesia. The Company’s proprietary extended-release drug-delivery system is designed to provide an extended period of post-surgical pain relief without the need for repeated dose administration while reducing the potential need for the use of opiates.

Notice Regarding Forward-Looking Statements

This press release contains forward looking statements about our expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110 and future product candidates;  the impact of the COVID-19 pandemic on our operations; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; commercial success and market acceptance of our product candidates; our ability to establish sales and marketing capabilities or enter into agreements with third parties and our reliance on third party distributors and resellers;  our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; and statements as to the impact of the political and security situation in Israel on our business. More detailed information about the risks and uncertainties affecting us is contained under the heading “Risk Factors” included in the Company’s most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Ilan Hadar
Chief Executive Officer
PainReform Ltd.
Tel: +972-54-5331725
Email: ihadar@painreform.com

Statements of Comprehensive Loss:
(U.S. Dollars in thousands, except share and per share data)

	Year ended December 31,
	2020	2019
Operating expenses:
Research and development	(354)	(136)
Selling, general and administrative	(1,317)	(553)
Operating loss for the period	(1,671)	(689)
Financial expenses, net:	(2,162)	(590)
Loss before taxes	(3,833)	(1,279)
Tax expenses	(220)	-
Comprehensive loss	(4,053)	(1,279)
Loss per ordinary share, basic and diluted	(1.25)	(4.17)
Weighted average number of shares of ordinary share used in computing basic and diluted net loss per share	3,243,943	576,556

Balance sheet data
(U.S. Dollars in thousands)

	December 31,
	2020	2019
Cash and cash equivalents	15,677	941
Restricted cash	13	6
Prepaid clinical trial expenses and deferred clinical trial costs	1,294	-
Prepaid expenses and other current assets	807	25
Total current assets	17,791	972
Property and equipment, net	10	-
Other non-current asset	-	192
Total current liabilities	961	6,339
Convertible debt	-	-
Provision for tax benefits	220	-
Derivative warrant liability	-	447
Temporary equity	-	6,621
Shareholders’ equity (deficit)	16,620	(12,243)